press release

ArcelorMittal announces result of its Extraordinary General Meeting

16 May 2018 - The Extraordinary General Meeting (EGM) of shareholders of ArcelorMittal held today in Luxembourg approved the resolution on the EGM agenda by a strong majority. The sole proposal was to change the currency of the share capital from Euro to US dollar.

69,2% of the voting rights were represented at the general meeting. The results of the votes will be posted shortly on corporate.arcelormittal.com under "Investors > Equity Investors > Shareholders’ meetings > Extraordinary General Meeting of shareholders, 16 May 2018" where the full documentation regarding to the general meeting is available.